M O R S E,  Z E L N I C K,  R O S E  &  L A N D E R
A   L I M I T E D   L I A B I L I T Y   P A R T N E R S H I P

405 PARK AVENUE
NEW YORK, NEW YORK 10022-4405
212-838-1177
FAX – 212-838-9190

November 20, 2009

WRITER’S DIRECT LINE
(212) 838-8269

VIA FACSIMILE AND EDGAR
Mr. Thomas Kluck
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Rodman & Renshaw Capital Group, Inc.
Registration Statement on Form S-3
Filed October 21, 2009
File No. 333-162611

Dear Mr. Kluck,

           On behalf of Rodman & Renshaw Capital Group, Inc., a Delaware corporation (“Rodman”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”), in a letter dated November 20, 2009 (“Comment Letter”).

           We have today filed Amendment No. 2 to the above-referenced registration statement. In response to your first comment, we have specifically incorporated by reference the Form 10Q for the three- and nine- month periods ended September 30, 2009 filed by Rodman on November 3, 2009. With respect to your second comment, we note that Amendment No. 2 is being filed within 30 days of the original filing date of the registration statement.

Sincerely,

/s/ Joel J. Goldschmidt

cc:      Adam F. Turk (Via Facsimile – (703) 813-6984)